UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney Scott R. Williams Christopher R. Hale Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	John H. Butler Sidley Austin LLP 787 Seventh Avenue, New York New York, New York 10019 (212) 839-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is Coty Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 350 Fifth Avenue, New York, New York 10118. The Company’s telephone number at this address is (212) 389-7300.

Securities

The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or “Shares”) of the Company. As of February 1, 2019, there were (a) 751,256,879 Shares outstanding (including 30,321 shares of restricted stock), (b) 12,769,244 Shares subject to issuance pursuant to options granted by the Company to purchase Shares, (c) 10,272,001 Shares subject to issuance upon settlement of restricted stock units granted by the Company and (d) a maximum of 495,074 Shares subject to issuance upon the exchange by the Company of Series A Preferred Stock. Subsequent to February 1, 2019, the Company issued shares of its Series A-1 Preferred Stock, and as of February 4, 2019, there were a maximum of 6,925,341 Shares subject to issuance upon the exchange by the Company of Series A-1 Preferred Stock, in each case subject to satisfaction of vesting or other forfeiture requirements.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.coty.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding Shares of the Company, at a price of  $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended on February 26, 2019, and as may be further amended from time to time, the “Schedule TO”), filed jointly by the JAB Group (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 13, 2019. According to the Offer to Purchase, the Offer will expire at 5:00 P.M., New York City Time, on March 29, 2019 (the “Expiration Date”), unless the Offer is extended or earlier terminated. The JAB Group consists of (i) Offeror, (ii) Parent, (iii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Parent (“JAB Holdings”), (iv) Agnaten SE, a private company incorporated under the laws of Austria, which is an indirect stockholder of JAB Holdings (“Agnaten”) and (v) Lucresca SE, a private company incorporated under the laws of Austria, which is an indirect stockholder of JAB Holdings (“Lucresca”, and together with the Offeror, Parent, JAB Holdings and Agnaten, the “JAB Group”). The Company does not take any responsibility for the accuracy or completeness of any information described in this Statement contained in the Offer or the Schedule TO.

According to the Schedule TO, the purpose of the Offer is for the JAB Group to increase its ownership of the Company through the acquisition of additional Shares. Also according to the Schedule TO, the JAB Group indicated that it believes in the Company’s long-term value, and the consummation of the Offer would allow the Company’s current stockholders to realize a significant premium to the stock price immediately prior to the announcement of the Offer and would prove to be an efficient way to sell their Shares without incurring broker’s fees or commissions with open market sales. According to the Schedule TO, Parent owns 300,908,041 Shares, or approximately 40% of the issued and outstanding Shares of the Company.

According to the Schedule TO, the Offer is subject to numerous conditions, which include the following, among others:

•	the “Minimum Tender Condition” — there being validly tendered and not withdrawn at least 50,000,000 Shares; and

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the “Board Support Condition” — this Statement (together with all amendments, supplements and exhibits thereto) containing a recommendation by independent directors of the Company that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

In addition, the Offeror is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if at any time on or after the date of the Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

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there shall have been instituted, pending or Offeror shall have been definitively notified of any person’s intent to commence, or in Offeror’s reasonable judgment there is a reasonable likelihood that any person intends to commence, any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each, a “Governmental Entity”): (A) challenging or seeking to, or which, in the reasonable judgment of Offeror, is reasonably likely to, make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit or, which in Offeror’s reasonable judgment is reasonably likely to, make materially more costly, or in which there are material allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance of the Shares pursuant to the Offer by Offeror or any other subsidiary or affiliate of Offeror (including the JAB Group), or seeking to obtain material damages in connection with the Offer; (B) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, individually or in the aggregate, prohibit or materially limit the full rights of ownership or operation by the Company, Offeror or any of their subsidiaries or affiliates of all or any of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Offeror or any of their subsidiaries or affiliates to dispose of or to hold separate all or any material portion of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates; (C) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, impose or confirm any material voting, procedural, price or other requirements in addition to those required by federal securities laws (as in effect on February 13, 2019) in connection with the making of the Offer or the acceptance of some or all of the Shares by Offeror or any subsidiary or affiliate of Offeror; (D) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, require divestiture or holding separate by Offeror or any other subsidiary or affiliate of Offeror of any material portion of the businesses or assets of the Company or any of its subsidiaries or affiliates; (E) seeking, or which in the reasonable judgment of Offeror is reasonably likely to result in, any material diminution in the benefits reasonably expected to be derived by Offeror or any other subsidiary or affiliate of Offeror as a result of the transactions contemplated by the Offer; (F) relating to the Offer, which, in the reasonable judgment of Offeror, might materially adversely affect the Company or any of its subsidiaries or affiliates or Offeror or any of its subsidiaries or affiliates or the value of the Shares; or (G) which could reasonably be expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;

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any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to the Company, Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that does or may, directly or indirectly, result in any of the consequences referred to in the immediately preceding bullet that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates;

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any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental or regulatory authority or agency or other person required in the reasonable judgment of Offeror in connection with the Offer shall not have been obtained on terms reasonably satisfactory to Offeror and such approvals shall not be in full force and effect, or any applicable waiting periods or extension thereof imposed by any Governmental Entity for such clearances or approvals shall not have expired;

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there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks by Governmental Entities in the United States, (C) any limitation (whether or not mandatory) by any Governmental Entity on, or other event, fact or other circumstance which, in the reasonable judgment of Offeror, could materially adversely affect, the extension of credit by banks or other lending institutions, (D) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any other jurisdiction in which the Company or its subsidiaries does business or any attack on, or outbreak or act of terrorism involving, the United States, or any other jurisdiction in which the Company or its subsidiaries does business, (E) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (F) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries or affiliates do business that could, in the reasonable judgment of Offeror, have a material adverse effect on the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of the Company or any of its subsidiaries or affiliates, (G) any decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or any decline in the market price of the Shares by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or (H) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

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the Company or any of its subsidiaries has (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other material change of, the Shares or its capitalization; (B) acquired or otherwise caused a material reduction in the number of, or authorized or proposed the acquisition or other material reduction in the number of, outstanding Shares or other securities; (C) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional

Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of February 13, 2019, of employee stock options or other equity awards, in each case publicly disclosed by the Company as outstanding prior to February 13, 2019), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, in each case, that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (D) permitted the issuance or sale of shares of any class of capital stock or other securities of any subsidiary of the Company, in each case, that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights other than cash dividends that have been publicly disclosed by the Company as outstanding prior to February 13, 2019 and quarterly or annual cash dividends on the Shares paid in the ordinary course of business consistent with past practice (including as to amount and timing); (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Offeror, burdensome covenants or security provisions; (G) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, amalgamation, offer to exchange, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (H) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates; or (I) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), or Offeror becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), which has not been publicly disclosed prior to February 13, 2019;

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the Company or any of its subsidiaries shall have (A) granted to any person proposing a merger, amalgamation, consolidation or other business combination with or involving the Company or any of its subsidiaries or the purchase or exchange of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Offeror’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange; which in the reasonable judgment of Offeror in any such case, and regardless of the events, facts or other circumstances giving rise to any such condition (other than any event, fact or other circumstance giving rise to the triggering of a condition within the control of Offeror), makes it inadvisable to proceed with the Offer and/or with acceptance of the Shares;

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(A) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been publicly made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Offeror otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC prior to February 13, 2019, (B) any such person or group which, prior to February 13, 2019, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (C) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, amalgamation, consolidation or other business combination with or involving the Company or any of its subsidiaries or (D) any person (other than Offeror) has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of the Company’s or any its subsidiaries’ material assets; or

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any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring on or after February 13, 2019 is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of the Company or any of its subsidiaries or affiliates or Offeror shall have become aware of any facts that, in its reasonable judgment, individually or in the aggregate, have or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Offeror or any of its subsidiaries or affiliates.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Offeror and its respective affiliates (other than the Company) and may be asserted by Offeror or may be waived by Offeror, in whole or in part, in the sole discretion of Offeror, subject to applicable law.

The Schedule TO states that the principal business address of each of Offeror, Parent and JAB Holdings is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, and the telephone number for each is +31 20 406 10 01. The Schedule TO states that the principal business address of Agnaten and Lucresca is Rooseveltplatz 4-5/Top 10, A-1090 Vienna, Austria and the telephone number for both is +43 1 98650 105.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from the Company’s proxy statement on Schedule 14A for the 2018 Annual Meeting of Stockholders, dated and filed with the SEC on September 20, 2018 (the “2018 Proxy Statement”), which excerpts are filed as Exhibit (e)(1) to this Statement and are hereby incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential material conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) to this Statement includes the following sections from the 2018 Proxy Statement: “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” which includes “Compensation Discussion and Analysis,” “Certain Relationships and Related Persons Transactions” and “Remuneration and Nomination Committee Report.”

Any information contained in the pages from the 2018 Proxy Statement incorporated by reference herein shall be deemed modified or superseded by the information contained herein to the extent inconsistent therewith.

Relationship with the Offeror

According to the Schedule TO, as of February 13, 2019, affiliates of the Offeror beneficially owned 300,908,041 Shares, in the aggregate, representing approximately 40% of the issued and outstanding Shares.

Actual or Potential Conflicts of Interest Between the Company’s Directors and the JAB Group

Of the nine members of the Company’s board of directors (the “Board”), three members are partners of JAB Holding Company S.à r.l. (“JAB Holding Company”), the ultimate parent of the JAB Group. According to the Schedule TO, Olivier Goudet and Peter Harf is each a managing partner of JAB Holding Company, Anna-Lena Kamenetzky is a partner of JAB Holding Company, and Joachim Faber serves as Chairman of the Shareholder Committee of JAB Holding Company, which is a position similar to a director. According to the Schedule TO, Mr. Harf is also the managing director of Lucresca and Agnaten, and previously served as the Chief Executive Officer of the Company from 1993 to 2001. Other than Messrs. Goudet, Harf and Faber and Ms. Kamenetzky, the Company is not aware of any actual or potential material conflicts of interest between any of the Company’s executive officers and directors, including members of the Special Committee, and the Company.

Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders. As of February 25, 2019, the Company’s directors and executive officers were deemed to beneficially own an aggregate of 9,132,111 Shares. If the Company’s directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the Company’s directors and executive officers would receive an aggregate amount of approximately $106,389,093 in cash.

The Offer, if consummated, will not constitute a change in control of the Company for purposes of the Company’s Equity and Long-Term Incentive Plan (the “ELTIP”) or the Company’s 2007 Stock Plan for Directors (the “Directors Plan”), filed as Exhibits (e)(2) and (e)(3) to this Statement. Accordingly, consummation of the Offer will not result in any outstanding and unvested equity award vesting or becoming exercisable.

Potential Severance and Change in Control Benefits

The Offer, if consummated, will not constitute a change in control of the Company for purposes of the ELTIP, the Directors Plan, the Company’s annual cash bonus plan filed as Exhibit (e)(4) to this Statement or any employment agreement between the Company or an affiliate of the Company and an executive officer (an “Employment Agreement”).

The terms of the Employment Agreements with Messrs. Sébastien Froidefond, Edgar Huber, Pierre Laubies, Greerson McMullen, Daniel Ramos, Giovanni Pieraccioni and Ms. Sylvia Moreau filed as Exhibits (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10) and (e)(11) to this Statement, as well as the terms of the Company’s form restrictive covenant agreements for the United States, the United Kingdom, France and Switzerland filed as Exhibits (e)(12), (e)(13), (e)(14) and (e)(15), respectively, to this Statement, may provide certain severance benefits to the executive officers upon a termination of employment with the Company or its affiliates not in connection with a change in control of the Company:

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In consideration for adherence to a 24-month post-termination non-competition and non-solicitation restriction, Messrs. Froidefond and Huber are entitled to monthly payments equal to two-thirds of their respective gross monthly salaries during the restricted period.

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Upon Mr. Laubies’ separation from service by the Company without cause or by him for good reason, he will receive base salary continuation and continued medical coverage at no cost to him for one year.

Mr. Laubies’ continued medical coverage will end if he becomes eligible to receive comparable welfare benefits from a subsequent employer. As a condition to receiving the severance benefits described in this paragraph, Mr. Laubies is required to execute a general release and adhere to a 12-month post-termination non-solicitation restriction, a 12-month post-termination non-competition restriction, and a perpetual confidentiality obligation.

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Mr. McMullen is entitled to 6 months’ notice of a termination of his Employment Agreement by the Company, or payment in lieu of such notice in an amount equal to the base salary he would have been entitled to receive during the notice period. If Mr. McMullen’s employment is terminated without cause, he will be entitled to an additional 6 months’ base salary.

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Ms. Moreau and Messrs. Pieraccioni and Ramos are each entitled to 12 months’ base salary upon a termination of employment by the Company or its affiliates without cause. In addition, Mr. Pieraccioni is entitled to payment in an amount equal to his bonus at target level upon a termination of employment by the Company or its affiliates without cause.

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Each of the executive officers may become entitled to up to 12 months’ base salary continuation in consideration for adherence to a 12-month post-termination non-competition restriction under the Company’s forms of restrictive covenant agreement. Messrs. Pieraccioni, and Ramos and Ms. Zafar are parties to the form of restrictive covenant agreement for the United States, Messrs. McMullen and Laubies are parties to the form of restrictive covenant agreement for the United Kingdom, Messrs. Froidefond and Huber are parties to the form of restrictive covenant agreement for France, and Ms. Moreau and Mr. Volatier are parties to the form of restrictive covenant agreement for Switzerland.

Directors’ Compensation

Only directors who are not employees of the Company receive compensation for their services as directors. This compensation is as follows (other than in connection with service on the Special Committee, which is addressed in the following section):

Annual Cash Compensation for Board Service. For fiscal year 2019, each non-employee director except the Chairman of the Board and the Chair of each of the Audit and Finance Committee and the Remuneration and Nominating Committee of the Board (Messrs. Peter Harf, Robert Singer and Erhard Schoewel, respectively) is entitled to receive a cash retainer fee of $100,000 annually, payable in November and prorated for any partial year of service. For fiscal year 2019, the Chairman is entitled to receive a cash retainer fee of $400,000, prorated for the partial year of service. Mr. Harf became the Chairman of the Board in November of 2018 and will therefore be entitled to receive pro rata compensation in respect of his time during fiscal year 2019 as Chairman in an amount equal to $289,000. The Chair of each of the listed committees is entitled to receive a cash retainer fee of $130,000 annually.

Annual RSU Grant. Each non-employee director except the Chairman is entitled to receive an annual grant of 10,000 RSUs under the Directors Plan in the form of restricted stock unit award filed as Exhibit (e)(16) to this Statement, while the Chairman is entitled to receive an annual grant of 30,000 RSUs under the Directors Plan. RSUs vest on the fifth anniversary of the grant date, subject to full acceleration upon termination of service due to death or disability or upon a change in control and upon termination of service for any other reason if such termination occurs at least one year after the grant date. If a termination of service for any other reason occurs within one year after the grant date of RSUs, the RSUs will be subject to pro rata acceleration upon such termination.

Reimbursement of Expenses. Directors are reimbursed for reasonable expenses (including costs of travel, food and lodging) incurred when attending Board, committee and stockholder meetings. Directors are also reimbursed for other reasonable expenses relating to their service on the Board, such as expenses incurred during visits to the Company’s offices and facilities.

Compensation to Members of the Special Committee

In connection with the Offer, the Board established a special committee of independent directors (the “Special Committee”) to evaluate and make a recommendation with respect to the Offer. The members of the Special Committee are Ms. Sabine Chalmers and Messrs. Schoewel and Singer. The Board has resolved that compensation for services rendered in connection with serving on the Special Committee, each member of the Special Committee will receive, in addition to his or her compensation for services as a director, a single payment of $100,000 for the duration of his or her service as a member of the Special Committee, and the Company shall reimburse each member of the Special Committee for Special Committee for all reasonable, out-of-pocket expenses incurred in connection with the performance of his or her duties as a member of the Special Committee.

Certain Transactions Between the Company and Offeror and its Affiliates

The Company and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with the JAB Group and certain of its affiliates that may be deemed to be material. Information regarding these transactions and arrangements, including the amounts involved, is set forth below, as well as in the “Certain Relationships and Related Persons Transactions” section of the 2018 Proxy Statement.

Consent Agreement to Tax Matters Agreement.

In connection with the acquisition of The Proctor & Gamble Company’s beauty business (the “P&G Beauty Business”), the Company entered into a tax matters agreement, dated as of October 1, 2016, with The Procter and Gamble Company (“P&G”) and certain of P&G’s and the Company’s subsidiaries (the “Tax Matters Agreement”), which governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and attributes, efforts to protect the intended tax-free treatment of the P&G Beauty Business transaction and certain other transactions, the preparation and filing of tax returns, the control of audits, reviews, examinations or other tax proceedings and other matters regarding taxes.

The Company is a party to a consent agreement, dated January 31, 2017, with JAB Holding Company, Parent, and P&G whereby (i) P&G provided its consent under the Tax Matters Agreement to the purchase by Parent of Class A Common Stock in certain open market transactions, which occurred later in 2017, and (ii) JAB Holding Company, Parent and the Company agreed to indemnify P&G and its affiliates for any taxes resulting from such purchases or due to breach of the consent agreement.

The Company’s subsidiary Beamly has also entered into service agreements with certain affiliates of Parent for the provision of digital media services on customary market terms. Aggregate fees under these arrangements totaled approximately $76,000 for the six months ended December 31, 2018, which were approved by the Audit and Finance Committee of the Board (“AFC”). The Company anticipates that Beamly will enter into additional arrangements for such services from time to time, subject to pre-approval by the AFC.

The Company has engaged certain affiliates of JAB Holding Company to provide it with certain marketing technology services on customary market terms. Aggregate fees under these arrangements totaled approximately $650,000 for the six months ended December 31, 2018. The Company anticipates entering into additional arrangements for such services from time to time, subject to approval by the AFC.

In connection with his service as Chairman of the Board, Mr. Harf is entitled to receive a cash retainer fee of $400,000 for fiscal year 2019, prorated for the partial year of service.

In connection with their service as members of the Board, Messrs. Goudet and Faber and Ms. Kamenetzky are entitled to receive a cash retainer fee of $100,000 annually from the Company.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation and amended and restated by-laws (the “Bylaws”) indemnify the Company’s directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Section 145 of the DGCL, the Company’s Bylaws provide that:

•	The Company may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Company is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The Company will not be obligated pursuant to the Bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Company’s Board or brought to enforce a right to indemnification.

•

The rights conferred in the Bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Company may not retroactively amend the Bylaws provisions to reduce its indemnification obligations to directors, officers, employees and agents.

In addition, the Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed, subject to certain exceptions, to indemnify and advance expenses to such persons to the fullest extent permitted by law. The Company also maintains a directors’ and officers’ insurance policy.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

The Special Committee requests that the Company’s stockholders take no action and not tender their Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the Company’s stockholders of the Special Committee’s recommendation, if any, with respect to the Offer.

The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer and the prospects of the Company with the Special Committee’s legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law. The Special Committee expects that, after the Special Committee has completed its review and evaluation of the Offer, it will be able to cause the Company to inform the Company’s stockholders as to whether the Special Committee has determined (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer.

A copy of the press release communicating the Special Committee’s position with respect to the Offer is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Okapi Partners LLC (“Okapi”), at the address and phone number below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Toll free: (877) 629-6356

Background of the Offer and Reasons for Recommendation

Background of the Offer

From time to time, the Board, in consultation with senior management of the Company and the Company’s advisors, periodically reviews the Company’s strategic alternatives, capital structure and business, including potential strategic combinations with parties operating in the Company’s same or similar industry, financing needs and the condition of its business.

On February 12, 2019, an affiliate of Offeror delivered the following letter to the Board:

February 12, 2019

Coty Inc.

350 Fifth Avenue

New York, NY

Attention: Board of Directors

Members of the Board of Directors:

On behalf of JAB Holding Company S.à r.l. (“JAB”), we are pleased to advise you that we are commencing shortly a tender offer, pursuant to which we would acquire up to 150 million shares of Class A common stock (the “Common Stock”) of Coty Inc. (the “Company”) at a price per share of $11.65 in cash (the “Offer”). The Offer represents a premium of approximately 38% to the 90-day volume-weighted average share price as of yesterday, a premium of approximately 51% to the 30-day volume-weighted average share price as of yesterday, and approximately a 21% premium to yesterday’s closing share price. If shareholders tender more than 150 million shares of Common Stock, we will purchase such shares on a pro rata basis.

We at JAB have been investors in the Company for almost three decades and expect to remain so. We believe that the Company has the potential to address its challenges and prosper over the long-term, and that the Company’s recent management changes are an important first step in addressing the Company’s recent performance.

We understand that not all investors may share our long-term approach and we expect that shareholders will value the opportunity to obtain a significant premium for their shares in the Offer, even taking into account the recent strong increase in the Company’s share price. At the same time, we appreciate that some shareholders will want to participate in the Company’s long-term potential value by retaining some or all of their shares in the Company after the Offer.

It is our expectation that the members of the Board of Directors who are determined to be independent for purposes of considering our Offer, advised by independent counsel and financial advisors of their choosing, will consider our proposal in the interests of all shareholders, determine the Company’s course of action in response and make a recommendation to the Company’s shareholders as required by applicable law. We believe that our offer is very full and compelling, but if the independent directors do not have a similar view, we will not proceed with the Offer.

The Offer is subject to certain conditions, including that the independent directors of the Company approve the Offer and recommend that the Company’s shareholders accept the Offer (the “Board Approval Condition”). We, of course, would be pleased to meet with the independent directors or their advisors to provide any additional information necessary to assist the directors in their deliberations.

The Offer is also subject to other customary conditions, as well as the condition that at least 50 million shares of Common Stock are validly tendered and not withdrawn (the “Minimum Tender Condition”). The Offer is not subject to a financing condition. We have sufficient financial resources to consummate the Offer, including debt commitments from BNP Paribas, HSBC Bank plc and UniCredit Bank AG for all funds required to purchase the maximum number of shares in the Offer.

If all 150 million shares of Common Stock are purchased in the Offer, we would own, together with our current shareholdings, an aggregate of 450,908,041 shares of Common Stock, representing approximately 60% of the issued and outstanding shares of Common Stock. If 50 million shares of Common Stock are purchased in the Offer, which represents the number of shares of Common Stock necessary to satisfy the Minimum Tender Condition, we would own an aggregate of 350,908,041 shares of Common Stock, representing approximately 47% of the issued and outstanding shares of Common Stock.

JAB believes it is in everyone’s interest to complete the transaction expeditiously, which includes working with the Company to make the required regulatory filings with the relevant governmental authorities for the Offer. We do not anticipate any substantive competition issues.

We are pleased to provide what we believe is an attractive opportunity to our fellow shareholders and look forward to hearing from you.

Sincerely,

/s/ Peter Harf

Chairman, JAB

* * * * *

Shortly following delivery of the letter to the Board, an affiliate of Offeror issued a press release disclosing the letter sent to the Board and its intention to conduct the Offer.

Separately, Parent advised the Board that it considers itself a long-term stockholder of the Company and that it is not interested in selling any of its Shares, including in any sale, merger or similar transaction.

On February 12, 2019, at a regularly scheduled meeting of the Board, the Board discussed that, in light of Offeror’s and its affiliates’ significant ownership of Shares and the fact that a number of members of the Board were officers, employees or affiliates of Offeror or its affiliates, the Company should explore forming a Special Committee of independent directors. Several of the independent directors, including Sabine Chalmers, Robert Singer and Erhard Schoewel, spoke or met several times over the ensuing two days regarding the formation of the Special Committee. During that period, Ms. Chalmers and Messrs. Singer and Schoewel interviewed potential financial advisors and Ms. Chalmers and Mr. Schoewel interviewed potential legal advisors.

On February 13, 2019, Offeror commenced the Offer and filed the Schedule TO with the SEC.

Effective as of February 14, 2019, by unanimous written consent of the Board, resolutions were adopted that, among other things, formed the Special Committee, comprised of Sabine Chalmers, Erhard Schoewel and Robert Singer, and delegated to the Special Committee the power and authority to (i) formulate, establish, oversee and direct a process for the evaluation and negotiation of the Offer or certain alternative transactions, (ii) evaluate and negotiate the terms of any proposed definitive agreements in respect of the Offer or such alternative transactions that the Special Committee may determine to be necessary or advisable, (iii) make recommendations to the Board in consideration of the Offer or such alternative transactions that the Special Committee deems necessary or advisable, including that the Board (A) approve or reject the Offer, (B) approve any definitive agreement or other documentation related to the Offer, (C) recommend to the stockholders of the Company that they participate or not participate in the Offer and (D) take any other actions and consider any other matters that the Special Committee deems necessary or appropriate with respect to the Offer or any other potential strategic alternative and (iv) retain and compensate its own legal counsel and retain and compensate financial and other professional advisors, as it deems appropriate, to advise in the performance of its duties and responsibilities.

Over the course of the day on February 14, 2019, the Special Committee engaged in a series of additional conversations with prospective counsel, and the Special Committee engaged Sidley Austin LLP (“Sidley”) as its independent legal advisor in connection with the Offer and Richards, Layton & Finger, P.A. (“Richards Layton”) as its independent legal advisor to advise with respect to matters of Delaware law in connection with the Offer.

On February 15, 2019, the Company issued a press release announcing that the Board had formed the Special Committee to evaluate the Offer.

On February 15, 2019 through February 16, 2019, the Special Committee held meetings at which counsel participated during which, among other things, the Special Committee discussed organizational matters and the Special Committee received presentations and proposals from additional investment banking firms that the Special Committee had determined to consider as potential financial advisors in connection with the Offer, including Centerview Partners LLC (“Centerview”). In connection with its presentation, Centerview informed the Special Committee that it had not in the past three years been engaged by either the Company or the JAB Group.

On February 18, 2019, after due consideration, the Special Committee selected Centerview to act as its independent financial advisor and instructed Sidley to negotiate an appropriate engagement letter with Centerview. After being formally engaged, Centerview commenced its due diligence review of the Company and contacted members of the Company’s management to obtain additional information regarding the operations, performance and future prospects of the Company.

On February 20, 2019, the Special Committee held a telephonic meeting with the Special Committee’s financial and legal advisors. At the meeting, among other things, representatives of Sidley discussed with the Special Committee its duties and responsibilities with respect to considering and evaluating the Offer. The Special Committee also discussed with representatives of Sidley and Centerview related process and organizational matters concerning the Offer.

On February 22, 25 and 26, 2019, the Special Committee held telephonic meetings with legal counsel and Centerview present at which, among other things, the Special Committee further discussed various process and timing matters concerning the Offer and received updates from Centerview on its due diligence process to date.

On February 26, 2019, the Special Committee executed an engagement letter with Centerview.

Pursuant to a resolution of the Board, the Special Committee has been authorized to consider, evaluate, respond to, negotiate and make recommendations to the Board with respect to the Offer or any similar transaction involving the JAB Group or its affiliates or certain alternative transactions. The Board has also resolved that neither the Offer nor such alternative transactions shall be approved by the Board without the recommendation of the Special Committee. The Special Committee has engaged in discussions with representatives of the JAB Group through its advisors in connection with the Offer and anticipates continued discussions, which may include negotiations, with the JAB Group or its representatives as the Special Committee continues its review and evaluation of the Offer.

Reasons for the Recommendation

The Special Committee is unable at the current time to take a position with respect to the Offer, because it has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, including the prospects of the Company, with the Special Committee’s financial, legal and other advisors to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law. The Special Committee is continuing to review and evaluate the Offer. As part of that process, the Special Committee and its advisors will continue to engage in discussions with the Company’s management to assist in that review and evaluation. The Special Committee expects that the additional time will allow the Special Committee and its financial advisor to work with the Company’s management to obtain more information about the Company and thus enable the financial advisor to further refine and complete its analysis and diligence review of the Company, thereby assisting the Special Committee in formulating its recommendation, if any, with respect to the Offer.

The Special Committee expects that after the Special Committee has completed its review and evaluation of the Offer, it will be able to cause the Company to inform its stockholders as to the Special Committee’s position or recommendation, if any, with respect to the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates and subsidiaries, as of the date hereof, intends to tender pursuant to the Offer any Shares held of record or beneficially owned by such person.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee, through the Company, has retained Centerview as its financial advisor in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay customary compensation for such services. A portion of Centerview’s fee is payable following the Company filing a Solicitation/Recommendation Statement on Schedule 14D-9 that includes a recommendation by the Special Committee to accept or reject the Offer or an ultimate determination by the Special Committee following the conclusion of its work that it is unable to take a position on the Offer (the amount being the same in each case), and a portion of Centerview’s fee is payable following the abandonment or consummation of the Offer (the amount being the same in either case). Centerview is also entitled to receive a mutually agreed fee in the event the Special Committee recommends and the Company consummates certain alternative transactions, including a sale of the Company. In addition, the Company has agreed to reimburse Centerview for certain expenses arising out of or in connection with its engagement and to indemnify Centerview against certain liabilities relating to or arising out of the engagement.

The Company has engaged Okapi to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, during the past 60 days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Pierre Laubies	2/4/2019	Acquisition — Series A-1 Preferred Stock (1)	6,925,341	0.10
Sebastien Froidefond	2/15/2019	Acquisition — Grant of Stock Options	980,000	—
Edgar O. Huber	2/15/2019	Acquisition — Grant of Stock Options	1,520,000	—
Anna-Lena Kamenetzky	2/15/2019	Acquisition — Grant of Restricted Stock Units	4,602	—
Greerson G. McMullen	2/15/2019	Acquisition — Grant of Stock Options	1,520,000	—
Sylvie Moreau	2/15/2019	Acquisition — Grant of Stock Options	910,000	—
Giovanni Pieraccioni	2/15/2019	Acquisition — Grant of Stock Options	541,515	—
Giovanni Pieraccioni	2/15/2019	Acquisition — Grant of Restricted Stock Units	254,777	—
Daniel E. Ramos	2/15/2019	Acquisition — Grant of Stock Options	615,000
Pierre-Andre Terisse	2/15/2019	Acquisition — Grant of Stock Options	676,893	—
Pierre-Andre Terisse	2/15/2019	Acquisition — Grant of Restricted Stock Units	191,082	—
Luc Volatier	2/15/2019	Acquisition — Grant of Stock Options	1,353,789	—
Luc Volatier	2/15/2019	Acquisition — Grant of Restricted Stock Units	191,082	—
Ayesha Zafar	2/15/2019	Acquisition — Grant of Stock Options	200,000	—

(1)

Subject to certain vesting requirements, each share of Series A-1 Preferred Stock may be exchanged for cash or shares of Class A Common Stock, at the Company’s election, upon the occurrence of certain events. The amount of cash or number of shares of Class A Common Stock, at the Company’s election, received upon exchange will equal the difference between (i) the fair market value of the Class A Common Stock on the date that the Series A-1 Preferred Stock is exchanged less (ii) $8.75, subject to adjustment.

The acquisitions shown in the table above are grants of incentive awards from the Company that have been authorized by the Remuneration and Nomination Committee of the Board.

In addition, on January 15, 2019 and February 15, 2019, the Company redeemed an aggregate of 3,475,554 Shares of Series A Preferred Stock at a price of $0.01 per share, in connection with the departures of Camillo Pane, Patrice de Talhouet and Mario Reis.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Pursuant to a resolution of the Board, the Special Committee has been authorized to consider, evaluate, respond to, negotiate and make recommendations to the Board with respect to the Offer or any similar transaction involving the JAB Group or its affiliates or certain alternative transactions. The Board has also resolved that neither the Offer nor such alternative transactions shall be approved by the Board without the recommendation of the Special Committee. The Special Committee has engaged in discussions with representatives of the JAB Group through its advisors in connection with the Offer and anticipates continued discussions, which may include negotiations, with the JAB Group or its representatives as the Special Committee continues its review and evaluation of the Offer.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or incorporated herein by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or contracts entered into, in each case in response to the Offer, that relate to, or would result in, one or more of the events referred to in the third paragraph of this Item 7.

Item 8.	Additional Information.

Information Regarding Compensation for Termination following a Change in Control

As noted in Item 3, because the Offer will not constitute a “change in control” under the Company’s compensation arrangements, there is no compensation that would become payable to the Company’s named executive officers as a result of the successful consummation of the Offer and, accordingly, the tabular disclosure regarding Golden Parachute Compensation has been excluded from this Statement.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer under the DGCL.

Regulatory Approvals

U.S. Antitrust Clearance. Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and statutory waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Offeror’s acquisition of Shares in the Offer. As a result, Parent is required to file a Notification and Report Form with the Antitrust Division and the FTC in connection with the Offer and the Company is required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. Eastern Time on the tenth calendar day (extended to the following business day if the tenth calendar day falls on a weekend or holiday) following the Offeror’s filing of its Notification and Report Form. Offeror has notified the Company that Agnaten filed a Notification and Report Form with respect to the Offer on February 21, 2019. As a result, the Company must file a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. Eastern Time on March 4, 2019.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-day waiting period following the filing by Parent of the Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 P.M., New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 P.M. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer.

At any time before or after the Offeror’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, or seeking the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, and, if such a challenge is made, there can be no assurance as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, or if the FTC, the Antitrust Division, a state attorney general or a private party obtains an order enjoining the purchase of the Company voting securities, then the Offeror will not be obligated to proceed with the Offer or the purchase of any of the Shares pursuant to the Offer.

Foreign Competition Law Filings. The Company and certain of its subsidiaries conduct business in a variety of countries outside of the United States. Offeror has informed the Company that it has determined that merger control or competition law filings outside of the U.S. are required by it in various jurisdictions, including Brazil, Canada, China, the European Union, Mexico, Russia, South Africa, Turkey and Ukraine before the purchase of Shares in the Offer may be completed. The Company has provided, and expects to continue to provide, Offeror with information and certifications regarding its business and finances that are required for such filings.

Competition authorities in those countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares pursuant to the Offer or seek the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. There can be no assurance that the Offeror will obtain all required foreign merger control or competition law approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

Additionally, the Offeror may terminate the Offer if:

•

there shall have been instituted, pending or threatened any litigation, suit, claim, action, proceeding or investigation before any Governmental Entity (i) challenging or seeking to, or which, in the reasonable judgment of Offeror, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance of the Shares pursuant to the Offer by Offeror or any other subsidiary or affiliate of Offeror, or seeking to obtain material damages in connection with the Offer, (ii) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by the Company, Offeror or any of their subsidiaries or affiliates of all or any of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Offeror or any of their subsidiaries or affiliates to dispose of or to hold separate all or any portion of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates, or (iii) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, require divestiture or holding separate by Offeror or any other subsidiary or affiliate of Offeror of any of the businesses or assets of the Company or any of its subsidiaries or affiliates; or

•

any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental or regulatory authority or agency (including the matters arising under the HSR Act) or other person required in the reasonable judgment of Offeror in connection with the Offer shall not have been obtained on terms reasonably satisfactory to Offeror and such approvals shall not be in full force and effect, or any applicable waiting periods or extension thereof imposed by any Governmental Entity for such clearances or approvals shall not have expired.

See Item 2 for additional information regarding the Offeror’s conditions to the Offer.

Forward-Looking Statements

Certain statements contained in this Statement, including statements relating to the Special Committee’s response to the Offer, are forward-looking statements. These forward-looking statements reflect the Company’s current views with respect to, among other things, its strategic planning, future actions, including evaluations, recommendations and other activities by the Special Committee, future operations and financial performance, expected growth, future M&A or other strategic transactions, its ability to support its planned business operation on a near- and long-term basis and its outlook. These forward looking statements are generally identified by words or phrases, such as “anticipate”, “estimate”, “plan”, “project”, “expect”, “believe”, “intend”, “foresee”, “forecast”, “will”, “may”, “should,” “outlook,” “continue,” “intend,” “aim” and similar words or phrases. Reported results should not be considered an indication of future performance, and actual results may differ materially from the results predicted due to risks and uncertainties including:

•

the Company’s ability to develop and achieve its global business strategies and the Company’s ability to compete effectively in the beauty industry and achieve the benefits contemplated by its strategic initiatives within the expected time frame or at all;

•

the Company’s ability to anticipate, gauge and respond to market trends and consumer preferences, which may change rapidly, and the market acceptance of new products, including any launches or relaunches and their associated costs and discounting, and consumer receptiveness to the Company’s marketing and consumer engagement activities (including digital marketing and media);

•

the Company’s use of estimates and assumptions in preparing its financial statements, including with regard to revenue recognition, income taxes, the assessment of goodwill, other intangible assets and long-lived assets for impairment, the market value of inventory, pension expense and the fair value of acquired assets and liabilities associated with acquisitions and the fair value of redeemable noncontrolling interests;

•	the impact of any future impairments;

•

managerial, integration, operational, regulatory, legal and financial risks, including diversion of management attention to and management of cash flows, expenses and costs associated with multiple ongoing and future strategic initiatives and internal reorganizations

•

the continued integration of the P&G Beauty Business and other recent acquisitions with the Company’s business, operations, systems, financial data and culture and the ability to realize synergies, avoid future supply chain and other business disruptions, reduce costs (including through the Company’s cash efficiency initiatives) and realize other potential efficiencies and benefits (including through the Company’s restructuring initiatives) at the levels and at the costs and within the time frames contemplated or at all;

•

increased competition, consolidation among retailers, shifts in consumers’ preferred distribution and marketing channels (including to digital and luxury channels), distribution and shelf-space resets or reductions, compression of go-to-market cycles, changes in product and marketing requirements by retailers, reductions in retailer inventory levels and order lead-times or changes in purchasing patterns, and other changes in the retail, e-commerce and wholesale environment in which the Company does business and sell its products and the Company’s ability to respond to such changes;

•

the Company’s and its business partners’ and licensors’ abilities to obtain, maintain and protect the intellectual property used in the Company’s and their respective businesses, protect the Company’s and such business partners’ respective reputations, public goodwill, and defend claims by third parties for infringement of intellectual property rights;

•	any change to the Company’s capital allocation and/or cash management priorities;

•

any unanticipated problems, liabilities or other challenges associated with an acquired business which could result in increased risk or new, unanticipated or unknown liabilities, including with respect to environmental, competition and other regulatory, compliance or legal matters;

•

the Company’s international operations and joint ventures, including enforceability and effectiveness of the Company’s joint venture agreements and reputational, compliance, regulatory, economic and foreign political risks, including difficulties and costs associated with maintaining compliance with a broad variety of complex local and international regulations;

•	the Company’s dependence on certain licenses and its ability to renew expiring licenses on favorable terms or at all;

•

the Company’s dependence on entities performing outsourced functions, including outsourcing of distribution functions, third-party manufacturers, logistics and supply chain suppliers, and other suppliers, including third-party software providers;

•	administrative, product development and other difficulties in meeting the expected timing of market expansions, product launches and marketing efforts;

•

global political and/or economic uncertainties, disruptions or major regulatory or policy changes, and/or the enforcement thereof that affect the Company’s business, financial performance, operations or products, including the impact of Brexit, the current U.S. administration, the results of elections in European countries and in Brazil, changes in the U.S. tax code and recent changes and future changes in tariffs, retaliatory or trade protection measures, trade policies and other international trade regulations in the U.S. and in other regions where the Company operates including the European Union and China;

•	currency exchange rate volatility and currency devaluation;

•	the number, type, outcomes (by judgment, order or settlement) and costs of current or future legal, compliance, tax, regulatory or administrative proceedings, investigations and/or litigation;

•	the Company’s ability to manage seasonal factors and other variability and to anticipate future business trends and needs;

•

disruptions in operations and sales, including due to disruptions in supply chain, logistics, restructurings and other business alignment activities, manufacturing or information technology systems, labor disputes, extreme weather and natural disasters, and the impact of such disruptions on the Company’s ability to generate profits, stabilize or grow revenues or cash flows, comply with its contractual obligations and accurately forecast demand and supply needs and/or future results, and on the Company’s relationships with licensors and retailers and the Company’s in-store execution and product launches and promotions;

•

restrictions imposed on the Company through its license agreements, credit facilities and senior unsecured bonds or other material contracts, the Company’s ability to generate cash flow to repay, refinance or recapitalize debt and otherwise comply with its debt instruments, and changes in the manner in which the Company finances its debt and future capital needs, including access to capital under current market conditions;

•

increasing dependency on information technology and the Company’s ability to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, costs and timing of implementation and effectiveness of any upgrades or other changes to information technology systems, including the Company’s digital transformation initiatives, and the cost of compliance or the Company’s failure to comply with any privacy or data security laws (including the European Union General Data Protection Regulation (the “GDPR”)) or to protect against theft of customer, employee and corporate sensitive information;

•	the Company’s ability to attract and retain key personnel and the impact of the recent senior management transitions;

•	the distribution and sale by third parties of counterfeit and/or gray market versions of the Company’s products;

•	the results of the Company’s ongoing strategic review and the creation and revision of its strategic plan;

•	the receipt of regulatory approvals in connection with the Offer and the impact of certain amendments to the Schedule TO;

•	business disruptions, litigation, costs and future events related to the Offer; and

•	the impact of the Offer on the Company’s relationships with key customers and suppliers and certain material contracts.

More information about potential risks and uncertainties that could affect the Company’s business and financial results is included under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, subsequent Quarterly Reports on Form 10-Q and periodic reports the Company has filed and may file with the SEC from time to time.

All forward-looking statements made in this report are qualified by these cautionary statements. Undue reliance should not be placed on these forward-looking statements, which are made only as of the date of this Statement, and the Company does not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document

(a)(1)	Press release issued by the Company.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2018 Annual Meeting of Stockholders, as filed with the SEC on September 20, 2018.

(e)(2)	Amended and Restated Coty Inc. Equity and Long-Term Incentive Plan, as amended and restated on February 1, 2017. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2017).

(e)(3)	Coty Inc. 2007 Stock Plan for Directors (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on April 24, 2013).

(e)(4)	Amended and Restated Annual Performance Plan, as of February 1, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2017).

(e)(5)	Open-Ended Employment Agreement, dated August 24, 2015, between Coty S.A.S. and Sebastien Froidefond (incorporated by reference to Exhibit 10.58 to the Company’s Current Report on Form 8-K filed on November 5, 2015).

(e)(6)	Employment Agreement, dated November 2, 2015, between Coty S.A.S. and Edgar Huber (incorporated by reference to Exhibit 10.31 to the Company’s Quarterly Report on Form 10-Q filed on February 4, 2016).

(e)(7)	Employment Agreement, dated November 12, 2018, between Coty Services UK Limited and Pierre Laubies (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 14, 2018).

(e)(8)	Employment Agreement, dated as of October 11, 2016, between Coty Services UK Limited and Greerson McMullen (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on February 9, 2017).

(e)(9)	Offer Letter, dated as of September 4, 2017, between Daniel Ramos and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2017).

(e)(10)	Offer Letter, dated as of January 7, 2019, between Giovanni Pieraccioni and the Company.

(e)(11)	Employment Agreement, dated October 12, 2015, between Coty Geneva SA Versoix and Sylvie Moreau (incorporated by reference to Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q filed on February 4, 2016).

(e)(12)	Form of Restrictive Covenant Agreement (United States).

(e)(13)	Form of Restrictive Covenant Agreement (United Kingdom).

(e)(14)	Form of Restrictive Covenant Agreement (France).

(e)(15)	Form of Restrictive Covenant Agreement (Switzerland).

(e)(16)	Form of Restricted Stock Unit Award under Coty Inc. 2007 Stock Plan for Directors, as amended on April 8, 2013 (incorporated by reference to Exhibit 10.41 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on April 24, 2013).

(e)(17)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 5 of the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on May 14, 2013).

Exhibit No.	Document

(e)(18)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Coty Inc.(incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 3, 2016).

(e)(19)	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on April 24, 2013).

(e)(20)	Form of Indemnification Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Company’s Registration Statement on Form S-1(File No. 333-182420) filed on April 24, 2013).

(e)(21)	Specimen Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on May 28, 2013).

(e)(22)	Certificate of Designations of Preferred Stock, Series A, dated April 17, 2015 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 20, 2015).

(e)(23)	Certificate of Designations of Preferred Stock, Series A-1, dated February 4, 2019 (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q filed on February 8, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen Chief Legal Officer, General Counsel and Secretary

Dated: February 26, 2019